Exhibit 99.2

News Release

Rosetta Genomics Completes Acquisition of PersonalizeDx

PRINCETON, N.J. and REHOVOT, Israel (April 14, 2015) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based and other molecular diagnostics, announces the closing of its acquisition of CynoGen, Inc. (d/b/a PersonalizeDx) from Prelude Corporation.

“We are delighted to complete this important, strategic acquisition and look forward to integrating PersonalizeDx into Rosetta Genomics,” said Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics. “There are multiple areas of product synergies between these two businesses, notably in urologic and lung cancers. Furthermore, including the PersonalizeDx pipeline, Rosetta Genomics is poised to launch five novel, differentiated assays within the next 12 months. This acquisition and the near term product launches will provide a foundation for growth well into the future and will expand our leadership position in bringing to market differentiated content in the area of personalized medicine.”

PersonalizeDx is a rapidly growing molecular diagnostics and services company serving community-based pathologists, urologists, oncologists and other reference laboratories across the U.S. PersonalizeDx recorded revenues for 2014 of $6.9 million (unaudited), a nearly three-fold increase compared with 2013 (unaudited). Through this transaction Rosetta Genomics gains proprietary tests in prostate, bladder and lung cancer, strong commercial and laboratory operations capabilities and a state-of-the-art, high-complexity CLIA laboratory in Lake Forest, California.

“The complementary molecular test offerings of PersonalizeDx and Rosetta Genomics will allow us to provide urologists with a broad range of unique solutions for the various tumor types they treat, and assist with difficult clinical decisions for their prostate, bladder and kidney cancer patients,” said Chris Emery, General Manager of PersonalizeDx. “We are also excited for the combined companies to maximize the commercial potential of the current PersonalizeDx offerings and pipeline opportunities in lung and breast cancer,” he added.

PersonalizeDx is focused on the detection of genomic changes through FISH technology, which helps to detect cancer, measure the potential aggressiveness of the disease and identify patients most likely to respond to targeted therapies. The company offers a “FISH Local” technical-only service option for all of its FISH-based tests, which allows pathologists to deliver expert case results to oncologists and urologists through reports that are customizable to the local pathology brand. The FISH service offered by PersonalizeDx is best-in-class with a highly competitive success rate in obtaining informative FISH results of 98% and excellent turnaround time of three to four days.

PersonalizeDx has the following additional novel content, which enables clinicians to practice personalized medicine:

•	ERG is a proprietary prognostic test for patients with prostate cancer that provides urologists with results of favorable versus poor prognosis to help inform the decision to proceed with surgery or active surveillance. This product is available as a global or technical-only FISH service and is offered in combination with PTEN for a comprehensive overall prognostic assessment. ERG was launched in 2014 and the annual U.S. market for ERG/PTEN testing is approximately $100 million.

•	FGFR3 mutation analysis identifies low-grade bladder cancer from urine and tissue-based specimens. Test results help urologists to monitor patients, and also assist with prognosis and tumor grading. When used in conjunction with the company’s leading FISH testing, the combined offering will provide a highly sensitive and specific diagnostic test for all stages of bladder cancer. FGFR3 addresses an annual U.S. market opportunity of approximately $250 million and is expected to launch prior to the end of 2015.

In addition to these differentiated products, in connection with this transaction Rosetta Genomics gains certain rights to market Prelude’s novel assay for ductal carcinoma in situ (DCIS). Prelude DCIS is a novel, proprietary prognostic test for breast cancer with the goal of decreasing radiation overtreatment in patients with DCIS (stage 0 breast cancer). This product differentiates DCIS patients at high risk versus low risk for recurrence, as well as DCIS patients who are likely to respond to therapy versus those who are not likely to respond. Prelude DCIS addresses an approximate $200 million annual U.S. market opportunity. Rosetta Genomics expects to market Prelude DCIS as a laboratory developed test within the next six months.

About Rosetta Cancer Testing Services

Rosetta Cancer Tests are a series of microRNA-based diagnostic testing services offered by Rosetta Genomics. The Rosetta Cancer Origin Test™ can accurately identify the primary tumor type in primary and metastatic cancer including cancer of unknown or uncertain primary (CUP). The Rosetta Lung Cancer Test™ accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells. The Rosetta Kidney Cancer Test™ accurately classifies the four most common kidney tumors: clear cell renal cell carcinoma (RCC), papillary RCC, chromophobe RCC and oncocytoma. Rosetta’s assays are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that 200,000 patients a year may benefit from the Rosetta Cancer Origin Test™, 65,000 from the Rosetta Kidney Cancer Test™ and 226,000 patients from the Rosetta Lung Cancer Test™. The Company’s assays are offered directly by Rosetta Genomics in the U.S., and through distributors around the world. In addition, Rosetta markets the Rosetta Genomics PGxOne™ test and the EGFR and KRAS sequencing services for Admera Health. For more information, please visit www.rosettagenomics.com. Parties interested in ordering any of these tests should contact Rosetta Genomics at (215) 382-9000 ext. 309.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000, Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Rosetta’s cancer testing services are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab.

Forward-Looking Statement Disclaimer

Various statements in this news release concerning Rosetta’s future expectations, plans and prospects, including without limitation, that Rosetta will launch five assays within the next 12 months, that the acquisition of PersonalizeDx and the near term product launches will provide a foundation for growth well into the future and will expand Rosetta’s leadership position , the timing of commercial launch of the FGFR3 test and the Prelude DCIS test, the potential market opportunities for certain tests and services, and that the combined companies will maximize the commercial potential of the current PersonalizeDx offerings and pipeline opportunities, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2014 as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this news release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:

Rosetta Genomics

Ken Berlin, President & CEO

(609) 419-9003

investors@rosettagenomics.com

Investor Contacts:

LHA

Anne Marie Fields

(212) 838-3777

afields@lhai.com

or

Bruce Voss

(310) 691-7100

bvoss@lhai.com

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